SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               MSB Financial, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   553519-10-9
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                                 (CUSIP Number)


                                 John W. Yakimow
                              607 Kalamazoo Avenue
                            Marshall, Michigan 49068
                                 (616) 781-4141
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 24, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No. 705385102


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
          John W. Yakimow
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                   (b)      |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          PF, SC
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            38,646
BENEFICIALLY                ---------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         27,486
PERSON WITH                 ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  38,646
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  26,851
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          66,132
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2%
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14        TYPE OF REPORTING PERSON

          IN
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



ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of MSB Financial, Inc. ("MSB Financial") with its main office located at 107 North Park Street, Marshall, Michigan 49068. All listed amounts have been adjusted to reflect the 10% stock dividend paid by MSB Financial on August 31, 1998 and the two-for-one stock split paid by MSB Financial in the form of a 100% stock dividend on August 7, 1997.

ITEM 2.  IDENTITY AND BACKGROUND

         The name and address of the person filing this statement is John W. Yakimow, at 607 Kalamazoo Avenue, Marshall, Michigan 49068. Mr. Yakimow retired as the General Manager of Corporate Research and Development of Eaton Corporation and is a director of MSB Financial. During the last five years, Mr. Yakimow has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Mr. Yakimow is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 6, 1995, in connection with MSB Financial's initial public offering of Common Stock, Mr. Yakimow acquired, 44,052 shares of Common Stock. Between February 6, 1995 and the date hereof, Mr. and Mrs. Yakimow acquired

2,859 shares of Common Stock. The acquisitions of the foregoing Common Stock were made with personal funds for an aggregate purchase price of approximately $221,940.

         On October 24, 1995, Mr. Yakimow was awarded 3,176 shares of restricted Common Stock, which vest annually over a five year period with the last vesting period expiring on October 24, 2000. Also, on October 24, 1995, Mr. Yakimow was awarded options to purchase 7,942 share of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Of the 7,942 options that were awarded on October 24, 1995, 6,353 have vested as of the date hereof. On October 28, 1997 and June 16, 1998, Mr. Yakimow was awarded options to purchase 6,600 and 3,092 shares of Common Stock respectively at an exercise price equal to the fair market value of the Common Stock on the date of the grant. These two awards vested immediately. The awards of restricted Common Stock and options were granted to Mr. Yakimow at no cost to him.

ITEM 4.  PURPOSE OF TRANSACTION

         All of the shares acquired by Mr. Yakimow, directly or indirectly, were acquired for investment purposes. Mr. Yakimow may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of MSB Financial for investment purposes or dispose of shares of MSB Financial. As a director of MSB Financial, Mr. Yakimow regularly explores potential actions and transactions which may be advantageous to MSB Financial, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of MSB Financial.

         Except as noted above, Mr. Yakimow has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of MSB Financial, or the disposition of securities by MSB Financial;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization   or   liquidation,   involving  MSB  Financial  or  any  of  its
subsidiaries;

         (c) a sale or transfer of material amount of assets of MSB Financial or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of MSB Financial, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of MSB Financial;

         (f) any other material change in MSB Financial's business or corporate structure;

         (g) changes in MSB Financial's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MSB Financial by any persons;

         (h) causing a class of securities of MSB Financial to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of MSB Financial becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Yakimow beneficially owns an aggregate of 66,132 shares of Common Stock, constituting 5.2% of the number of shares of such Common Stock outstanding on the date hereof.

         (b)  With   respect  to  the  66,132   shares  of  Common  Stock  owned
beneficially by Mr. Yakimow, such amounts include:

              (1) 22,601 shares over which Mr. Yakimow has sole voting power.

              (2) 26,851 shares over which Mr. Yakimow shares voting power with his spouse, Karen J. Yakimow, who's address is 607 Kalamazoo Avenue, Marshall, Michigan 49068. Mrs. Yakimow is self-employed. During the last five years, Mrs. Yakimow has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Yakimow is a citizen of the United States of America.

              (3) 635 shares of restricted Common Stock over which Mr. Yakimow has shared voting power and no dispositive power.

              (4) 22,601 shares of Common Stock over which Mr. Yakimow has sole dispositive power.

              (5) 26,851 shares of Common Stock over which Mr. Yakimow has shared dispositive power, which includes the 26,851 shares owned by Mrs. Yakimow (See paragraph (2) above).

              (6) Options to purchase 16,045 shares of Common Stock which upon exercise Mr. Yakimow will have sole voting and sole dispositive power.

         Not included in the above amount are options to purchase 1,589 shares of Common Stock granted to Mr. Yakimow pursuant to the 1995 Stock Option and Incentive Plan. These remaining options are scheduled to vest on October 24, 2000. Therefore, on October 24, 2000, Mr. Yakimow will be deemed to be the beneficial owner of 67,721 shares of Common Stock. Assuming the Company's aggregate number of issued and outstanding shares of Common Stock remains at 1,271,851 shares (the number of issued and outstanding shares of Common Stock as of the date of this filing exclusive of the unvested options) and that there are no other changes in Mr. Yakimow's beneficial ownership of Common Stock, then Mr. Yakimow will be deemed to beneficially own 5.3% of the Company's Common Stock upon the vesting of all such options.

         (c) The following transaction involving Mr. Yakimow's beneficial ownership of Common Stock was effected in the past sixty days:

              (1) On October 24, 1999, 635 shares of restricted stock and options to purchase 1,589 shares of Common Stock vested at no cost to Mr. Yakimow.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Yakimow.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         There are no contracts,  arrangements,  understandings or relationships
(legal or otherwise) between Mr. Yakimow and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Yakimow are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: October 27, 1999                                /S/ JOHN W. YAKIMOW
                                                      -------------------
                                                      John W. Yakimow